Radiant Logistics, Inc.

405 114th Avenue SE, Third Floor

Bellevue, WA 98004

January 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Melissa Raminpour, Branch Chief
Beverly A. Singleton
Claire Erlanger

Re:	Radiant Logistics, Inc.
Form 10-K for Fiscal Year Ended June 30, 2015
Filed September 28, 2015
File No. 001-35392

Dear Ms. Raminpour:

Radiant Logistics, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated January 11, 2016 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its year ended June 30, 2015. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof or inform the Staff of when the Company will provide a response. Per the phone conversation on January 21, 2016, between Beverly A. Singleton of the Staff and Stephen Brill of Fox Rothschild LLP, the Company’s outside counsel, the Company respectfully requests an additional 10 business days to respond to the Comment Letter. Ms. Singleton indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company intends to respond to the Comment Letter no later than February 9, 2016.

If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 462-1094.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours, Radiant Logistics, Inc.

/s/ Todd Macomber
Todd Macomber Senior Vice President and Chief Financial Officer